Exhibit 2

General Data of the Issuer:
Corporate Name:	Desc, S.A. de C.V.
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	desc@mail.desc.com.mx
Internet Address	www.desc.com.mx

Fiscal Data of the Issuer:
RFC of Company:	DES9405182F1
Domicile:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.

Responsibility for Payments:
Name:	Lic. Alejandro de la Barreda Gómez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Data with respect to officers:
Mexican Stock
Exchange equivalent:	Chairman of the Board of Directors
Title at company:	Chairman and Chief Executive Officer
Name:	Mr. Fernando Senderos Mestre
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Mexican Stock
Exchange equivalent:	Chief Financial Officer
Title at company:	Director of Finance
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adacosta@mail.desc.com.mx

Mexican Stock

Exchange equivalent:	Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Comptroller
Name:	Lic. Salvador Icazbalceta Ocampo
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-96
E-Mail:	sicazbalceta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Responsible for Legal Affairs
Title at company:	General Counsel
Name:	Lic. Ramon Estrada Rivera
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	restrada@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Secretary of the Board of Directors
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer in Charge of Providing Information to Investors
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B

City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Information via Emisnet
Title at company:	Chief Financial Officer
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adascosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Relevant Events via Emisnet
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

CONSOLIDATED BALANCE SHEET

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount
1	TOTAL ASSETS	28,795,338	100%	30,374,252
2	CURRENT ASSETS	9,591,677	33%	9,776,131
3	CASH AND SHORT-TERM INVESTMENTS	851,882	3%	2,183,593
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,143,538	14%	3,213,080
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,563,641	5%	1,245,088
6	INVENTORIES	3,032,616	11%	3,134,370
7	OTHER CURRENT ASSETS	0	0%	0
8	LONG-TERM	3,659,247	13%	4,402,803
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0%	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	61,829	0%	302,096
11	OTHER INVESTMENTS	3,597,418	12%	4,100,707
12	PROPERTY, PLANT AND EQUIPMENT	12,999,274	45%	13,465,348
13	PROPERTY	6,865,799	24%	7,087,985
14	MACHINERY AND INDUSTRIAL EQUIPMENT (NET)	16,312,353	57%	15,820,677
15	OTHER EQUIPMENT	1,953,473	7%	2,009,237
16	ACCUMULATED DEPRECIATION	-13,101,009	-45%	-12,279,066
17	CONSTRUCTION IN PROGRESS	968,658	3%	826,514
18	DEFERRED ASSETS (NET)	1,519,283	5%	1,460,696
19	OTHER ASSETS	1,025,857	4%	1,269,275
20	TOTAL LIABILITIES	17,415,797	100%	17,358,728
21	CURRENT LIABILITIES	7,267,471	42%	6,338,877
22	SUPPLIERS	2,117,398	12%	2,164,226
23	BANK LOANS	2,958,025	17%	1,987,374
24	STOCK MARKET LOANS	0	0%	0
25	TAXES TO BE PAID	654,668	4%	453,195
26	OTHER CURRENT LIABILITIES	1,537,380	9%	1,734,083
27	LONG-TERM LIABILITIES	8,183,243	47%	9,635,826
28	BANK LOANS	5,956,559	34%	7,415,455
29	STOCK MARKET LOANS	2,226,684	13%	2,220,371
30	OTHER LOANS	0	0%	0
31	DEFERRED LOANS	1,396,819	8%	913,715
32	OTHER LIABILITIES	568,264	3%	470,309
33	CONSOLIDATED STOCK HOLDERS’ EQUITY	11,379,541	100%	13,015,524
34	MINORITY INTEREST	3,738,928	33%	3,967,381
35	MAJORITY INTEREST	7,640,613	67%	9,048,143
36	CONTRIBUTED CAPITAL	11,872,188	104%	12,391,408
37	PAID-IN CAPITAL STOCK (NOMINAL)	17,798	0%	17,798
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,684,000	94%	11,203,220
39	PREMIUM ON SALES OF SHARES	1,170,390	10%	1,170,390
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	CAPITAL INCREASE (DECREASE)	-4,231,575	-37%	-3,343,264
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,580,345	154%	18,635,070
43	REPURCHASE FUND OF SHARES	907,079	8%	907,079
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER’S EQUITY	-22,520,798	-198%	-22,750,824
45	NET INCOME FOR THE YEAR	-198,201	-2%	-134,589

CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount
3	CASH AND SHORT-TERM INVESTMENTS	851,882	100%	2,183,593
46	CASH	344,802	40%	203,868
47	SHORT-TERM INVESTMENTS	507,080	60%	1,979,725
18	DEFERRED ASSETS (NET)	1,519,283	100%	1,460,696
48	AMORTIZED OR REDEEMED EXPENSES	0	0%	0
49	GOODWILL	1,519,283	100%	1,460,696
50	DEFERRED TAXES	0	0%	0
51	OTHERS	0	0%	0
21	CURRENT LIABILITIES	7,267,471	100%	6,338,878
52	FOREIGN CURRENCY LIABILITIES	4,259,100	59%	3,580,556
53	MEXICAN PESOS LIABILITIES	3,008,371	41%	2,758,321
24	STOCK MARKET LOANS	0	0	0
54	COMMERCIAL PAPER	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0
26	OTHER CURRENT LIABILITIES	1,537,380	100%	1,734,083
57	OTHER CURRENT LIABILITIES WITH COST	0	0%	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,537,380	100%	1,734,083
27	LONG-TERM LIABILITIES	8,183,243	100%	9,635,826
59	FOREIGN CURRENCY LIABILITIES	4,829,063	59%	6,029,973
60	MEXICAN PESOS LIABILITIES	3,354,180	41%	3,605,853
29	STOCK MARKET LOANS	2,226,684	100%	2,220,371
61	BONDS	0	0%	0
62	MEDIUM TERM NOTES	2,226,684	100%	2,220,371
30	OTHER LOANS	0	100%	0
63	OTHER LOANS WITH COST	0	0%	0
64	OTHER LOANS WITHOUT COST	0	0%	0
31	DEFERRED LOANS	1,396,819	100%	913,715
65	NEGATIVE GOODWILL	0	0%	0
66	DEFERRED TAXES	1,396,819	100%	913,715
67	OTHERS	0	0%	0
32	OTHER LIABILITIES	568,264	100%	470,309
68	RESERVES	0	0%	0
69	OTHERS LIABILITIES	568,264	100%	470,309
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS’ EQUITY	-22,520,798	100%	-22,750,824
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0%	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-22,520,798	100%	-22,750,824

CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR	SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,324,206	3,437,253
73	PENSIONS FUND AND SENIORITY PREMIUMS	579,269	679,666
74	NUMBER OF EXECUTIVES(*)	0	0
75	NUMBER OF EMPLOYEES(*)	5,794	8,053
76	NUMBER OF WORKERS(*)	10,262	10,822
77	NUMBER OF SHARES IN CIRCULATION(*)	1,369,079,376	1,369,079,376
78	NUMBER OF REPURCHASED SHARES(*)	0	0

(*) THIS DATA IS EXPRESSED IN UNITS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY THE 1ST TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	NET SALES	10,870,734	100%	10,351,751	100%
2	COST OF SALES	8,413,071	77%	7,746,877	75%
3	GROSS INCOME	2,457,663	23%	2,604,874	25%
4	OPERATING EXPENSES	1,797,639	17%	1,754,719	17%
5	OPERATING INCOME	660,024	6%	850,155	8%
6	TOTAL FINANCING COST	481,859	4%	611,716	6%
7	INCOME AFTER FINANCING COST	178,165	2%	238,439	2%
8	OTHER FINANCIAL OPERATIONS	57,259	1%	84,931	1%
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	120,906	1%	153,508	1%
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	311,089	3%	147,728	1%
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	-190,183	-2%	5,780	0%
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0%	-27,626	0%
13	CONSOLIDATED NET INCOME OF CONTINUOUS	-190,183	-2%	-21,846	0%
14	INCOME OF DISCONTINUOUS OPERATIONS	-70,247	-1%	0	0%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-119,936	-1%	-21,846	0%
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0%	48,550	0%
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0%	0	0%
18	NET CONSOLIDATED INCOME	-119,936	-1%	-70,396	-1%
19	NET INCOME OF MINORITY INTEREST	78,265	1%	64,193	1%
20	NET INCOME OF MAJORITY INTEREST	-198,201	-2%	-134,589	-1%

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount
1	NET SALES	10,870,734	100%	10,351,750
21	DOMESTIC	6,309,142	58%	5,533,596
22	FOREIGN	4,561,592	42%	4,818,155
23	TRANSLATED INTO DOLLARS (***)	427,862	4%	493,034

6	TOTAL FINANCING COST	481,859	100%	611,716
24	INTEREST PAID	504,282	105%	341,547
25	EXCHANGE LOSSES	110,392	23%	490,953
26	INTEREST EARNED	-16,338	-3%	-32,619
27	EXCHANGE PROFITS	0	0%	0
28	GAIN DUE TO MONETARY POSITION	-116,477	-24%	-188,164

8	OTHER FINANCIAL OPERATIONS	57,259	100%	84,931
29	OTHER NET EXPENSES (INCOME) NET	57,259	100%	84,931
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0%	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0%	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	311,089	100%	147,728
32	INCOME TAX	179,158	58%	375,104
33	DEFERRED INCOME TAX	93,804	30%	-305,929
34	WORKERS’ PROFIT SHARING	38,127	12%	78,553
35	DEFERRED WORKERS’ PROFIT SHARING	0	0%	0

(***) DATA IS EXPRESSED IN DOLLARS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR	SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL SALES	11,425,929	10,766,325
37	NET INCOME OF THE YEAR
38	NET SALES (**)	20,346,271	21,002,399
39	OPERATION INCOME (**)	862,558	1,708,777
40	NET INCOME OF MAJORITY INTEREST (**)	-1,119,760	-562,995
41	NET CONSOLIDATED INCOME (**)	-1,232,568	-433,676

(**)	BASED ON THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS

CONSOLIDATED CASH FLOW STATEMENT

FROM JANUARY THE 1ST TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF C	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR	SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	CONSOLIDATED NET INCOME	-119,936	-70,396
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	663,268	602,597
3	CASH FLOW FROM NET INCOME OF THE YEAR	543,332	532,201
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-537,938	72,466
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	5,394	604,667
6	CASH FLOW FROM EXTERNAL FINANCING	-1,219,858	819,843
7	CASH FLOW FROM INTERNAL FINANCING	0	-209,292
8	CASH FLOW GENERATED (USED) BY FINANCING	-1,219,858	610,551
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	-369,717	-498,878
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-1,584,181	716,341
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,436,063	1,467,252
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	851,882	2,183,593

CONSOLIDATED CASH FLOW STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR	SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE	663,268	602,597
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	663,268	602,597
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS		0

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-537,938	72,466
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-934,636	-638,694
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	76,901	94,963
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	152,362	237,514
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	1,359	339,728
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	166,075	38,955

6	CASH FLOW FROM EXTERNAL FINANCING	-1,219,858	819,843
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-1,034,900	-293,245
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	-184,958	1,113,088
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	0	-209,292
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	0	-209,292
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	-369,717	-498,878
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	14,615
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-197,218	-328,325
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-172,499	-185,168
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

RATIOS

CONSOLIDATED INFORMATION

REF P	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD

1	NET INCOME TO NET SALES	-1.1%		-0.68%

2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-14.66%		-6.22%

3	NET INCOME TO TOTAL ASSETS (**)	-4.28%		-1.43%

4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0%		0%

5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-97.12%		-267.3%

	ACTIVITY

6	NET SALES TO NET ASSETS (**)	0.71	times	0.69	times

7	NET SALES TO FIXED ASSETS (**)	1.57	times	1.56	times

8	INVENTORIES ROTATION (**)	5.22	times	4.99	times

9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	60	days	49	days

10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0%		0%

	LEVERAGE

11	TOTAL LIABILITIES TO TOTAL ASSETS	60.48%		57.15%

12	TOTAL LIABILITIES TO STOCK HOLDERS’ EQUITY	1.53	times	1.33	times

13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.18%		55.36%

14	LONG-TERM LIABILITIES TO FIXED ASSETS	62.95%		71.56%

15	OPERATING INCOME TO INTEREST PAID	1.31	times	2.49	times

16	NET SALES TO TOTAL LIABILITIES (**)	1.17	times	1.21	times

	LIQUIDITY

17	CURRENT ASSETS TO CURRENT LIABILITIES	1.32	times	1.54	times

18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.09	times	1.05	times

19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.55	times	0.56	times

20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.72%		34.45%

	CASH FLOW

21	CASH FLOW FROM NET INCOME TO NET SALES	5.00%		5.14%

22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-4.95%		0.7%

23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.01	times	1.77	times

24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100%		134.28%

25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0%		-34.28%

26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	53.34%		65.81%

(**)	THESE RATIOS TAKE INTO CONSIDERATION THE DATA FOR THE LAST TWELVE MONTHS

DATA PER SHARE

REF D	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	-0.82		-0.39

2	BASIC PROFIT PER PREFERENT SHARE (**)	0		0

3	DILUTED PROFIT PER ORDINARY SHARE (**)	0		0

4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	0		0

5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00

6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0		0

7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0		0

8	CARRYING VALUE PER SHARE	5.58		6.34

9	CASH DIVIDEND ACCUMULATED PER SHARE	0		0

10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

11	MARKET PRICE TO CARRYING VALUE	0.72	times	0.88	times

12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0	times	0	times

13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0		0

(**)	TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

Annex 1

The Press Release Included in this Form 6-K is Incorporated Herein By Reference

Annex 2

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES – IN 2001 THE NEW BULLETIN C-2 “FINANCIAL INSTRUMENTS”, WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, “INVESTMENT PROPERTIES,” ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, “ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING”. THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS’ EQUITY UNDER “CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES”

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION – THE ACCOMPANYING CONSOLIDATED FINAN-CIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS’ EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCON-SOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES – THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES (“FOREIGN ENTITIES”), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES (“INTEGRATED FOREIGN OPERATIONS”), ARE TRANSLATED USING YEAREND EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY IN THE “CUMULATIVE EFFECT OF RESTATEMENT” ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE “INTEGRAL FINANCING RESULT” OF THE YEAR IN THE “MONETARY POSITION GAIN” ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION – THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPEC-TIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS – INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES – INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS – UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES – INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT – THIS ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS – THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTIVE FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL – THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS – FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATIVE FINANCIAL INSTRUMENTS – THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING – INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS – THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED CREDIT UNIT

METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES’ EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS’ EQUITY – THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION – REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE “PERCENTAGE OF COMPLETION” METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT – THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAREND.

INCOME PER SHARE – BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) – COMPREHENSIVE INCOME (LOSS IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

Annex 3

SHARE OWNERSHIP

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT
SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE
				(Thousands of Pesos)
BOSQUES DE LAS LOMAS, S.A. DE C.V.	Real Estate Sector	43,189,000	100.00	165,669	165,669
OPERADORA NAYARIT, S.A. DE C.V.	Real Estate Sector	1	78.00	471	471
PROMOCIONES BOSQUES, S.A. DE C.V.	Real Estate Sector	82,212,000	100.00	435,020	435,020
CORPORATIVO DINE, S.A. DE C.V	Real Estate Sector	238,390,000	100.00	15,637	15,637
HOLDING DICOMEX, S.A. DE C.V	Real Estate Sector	141,740,000	50.00	74,813	74,813
PROMOTORA INMOBILIARIA HIDALGUENSE, S.A DE C.V.	Real Estate Sector	12,876,272	59.31	0	0
TURISTICA AKKO, S.A. DE C.V.	Real Estate Sector	10,000	100.00	-1,542	-1,542
BOSQUES DE SANTA FE, S.A. DE C.V.	Real Estate Sector	50	98.00	-48,789	-48,789
CAÑA DE SANTA FE, S.A DE C.V.	Real Estate Sector	278,000,000	73.00	799,432	799,432
INMOBILIARIA DINE, S.A. DE C.V.	Real Estate Sector	10,010,200	100.00	89,241	89,241
CANTILES DE MITA	Real Estate Sector	54,326,326	95.90	2,024,168	2,024,168
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.	Real Estate Sector	12,410,869	87.69	138,467	138,467
RESORT CLUB PUNTA MITA, S.A. DE C.V	Real Estate Sector	50,000	100.00	9,539	9,539
DESC AUTOMOTRIZ, S.A. DE C.V.	Autoparts Sector	700,968,215	100.00	3,476,939	3,476,939
CORFUERTE, S.A. DE C.V.	Food Sector	643,205,800	77.31	419,473	419,473
AGROKEN, S.A. DE C.V.	Food Sector	366,460,475	100.00	524,985	524,985
AUTHENTIC SPECIALITY FOODS	Food Sector	291,101	81.31	1,060,287	1,060,287
AGROBIOS CORPORATIVO	Food Sector	550,000	100.00	36,155	36,155
CID CENTRO DE INVESTIGACION Y DESARROLLO	Chemicals Sector	190,386,900	100.00	25,736	25,736
DIRECCION IRSA, S.A. DE C.V.	Chemicals Sector	4,201,745	100.00	-52,710	-52,710
FENOQUIMIA, S.A. DE C.V.	Chemicals Sector	4,998,994	100.00	-203,332	-203,332
FORESTACIONES OPERATIVAS DE MEXICO, S.A.	Chemicals Sector	31,658	100.00	17,376	17,376
GIRSA CORPORATIVO, S.A. DE C.V.	Chemicals Sector	5,509,998	100.00	24,176	24,176
GIRSA INMOBILIARIA, S.A. DE C.V.	Chemicals Sector	615,124,720	100.00	728,258	728,258
H2ORIZONTES, S.A. DE C.V.	Chemicals Sector	49,950	100.00	-5,748	-5,748
PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.	Chemicals Sector	691,180,902	100.00	-22,316	-22,316
QUIMIR, S.A. DE C.V.	Chemicals Sector	1,930,986	100.00	79,797	79,797
RESIRENE, S.A. DE C.V.	Chemicals Sector	236,058,979	100.00	155,598	155,598
TECNO INDUSTRIA RF, S.A. DE C.V.	Chemicals Sector	10,673,496	100.00	63,104	63,104
REXCEL, S.A. DE C.V.	Chemicals Sector	1,000,997	100.00	98,684	98,684
INDUSTRIAS NEGROMEX, S.A. DE C.V.	Chemicals Sector	410,044,831	100.00	609,027	609,027
DYNASOL ELASTOMEROS, S.A. (ESPAÑA)	Chemicals Sector	1	50.00	394,175	394,175
DYNASOL GESTION, S.A.	Chemicals Sector	1	50.00	1,697	1,697
DYNASOL, L.L.C.	Chemicals Sector	1	50.00	13,674	13,674
PARATEC ELASTOMERS, L.L.C.	Chemicals Sector	1	98.93	23,570	23,570
PlASTIGLAS DE MEXICO, S.A. DE C.V.	Chemicals Sector	200,778,189	95.00	94,875	94,875
PARATEC, S.A. de C.V.	Chemicals Sector	73,960	28.70	175,255	175,255
AEROPYCSA, S.A. DE C.V.	Service Companies	648,309,280	100	112,687	112,687
CORPORATIVO ARCOS	Service Companies	260,524,996	100	56,948	56,948
PROMOCION Y CONTROL, S.A. DE C.V.	Service Companies	1,254,000	100	-2,607	(2,607)
BIG SOFT	Service Companies	1,449,999	100	6,825	6,825
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.	Service Companies	244,498	100	1,993	1,993
SERCOR	Service Companies	449	100	20	19.7483
BIOQUIMEX	Chemicals Sector	28,922,181	100.00	-20,072	-20,072
Other Subsidiaries (4)		1	0	-96,357	-96,357

Associates

1. Others				11,500,297	11,500,298
Services		1	0	61,829	61,829

Other Permanent Investments					3,597,418

Total					15,159,545

Annex 4

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE + REV-DEP
DEPRECIABLE ASSETS
PROPERTY	1,811,858	416,892	1,394,966	3,954,222	1,912,003	3,437,185
MACHINERY	6,702,899	3,416,505	3,286,394	9,609,454	6,026,080	6,869,768
TRANSPORT EQUIPMENT	188,591	128,259	60,332	77,558	25,393	112,497
OFFICE EQUIPMENT	112,898	70,228	42,670	76,956	49,349	70,277
COMPUTER EQUIPMENT	301,450	272,797	28,653	79,229	70,997	36,885
OTHER	323,160	186,948	136,212	793,632	525,561	404,283
DEPRECIABLES TOTAL	9,440,856	4,491,629	4,949,227	14,591,051	8,609,383	10,930,895
NON-DEPRECIABLE ASSETS
GROUNDS	254,523	0	254,523	845,198	0	1,099,721
CONSTRUCTIONS IN PROCESS	968,658	0	968,658	0	0	968,658
OTHER	0	0	0	0	0	0
NON-DEPRECIABLE TOTAL	1,223,181	0	1,223,181	845,198	0	2,068,379
TOTAL	10,664,037	4,491,629	6,172,408	15,436,249	8,609,383	12,999,274

STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2003

Annex 5

LOAN BREAKDOWN

(Thousands of Pesos)

Credit Type / Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Loans in Foreign Currency with National Entities (Thousands of $)						Amortization of Loans in Foreign Currency with Foreign Entities (Thousands of $)
					Time Interval						Time Interval
Banks			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
				LT	ST		LP				ST		LP

WITH WARRANTY
DEUTSCHE BANK	15-Oct-07	8.75000	0	0	0	0	0	0	0	0	0	0	0	0	0	761,016
IFC	15-Feb-04	3.47	0	0	0	0	0	0	0	0	31,253	31,253	0	0	0	0
IFC	15-Feb-06	3.47	0	0	0	0	0	0	0	0	7,441	7,441	14,882	14,883	0	0
IFC	15-Sep-09	4.98	0	0	0	0	0	0	0	0	33,485	33,485	66,970	66,970	66,970	167,426
IFC	15-Sep-09	10.35	0	0	0	0	0	0	0	0	44,647	44,647	89,294	89,294	89,294	223,234
DEG	28-Dec-06	4.13	0	0	0	0	0	0	0	0	2,102	2,101	4,400	2,182	0	0
CITIBANK NA (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	39,067	39,066	78,132	0	0
DEUTSCHE BANK (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	29,950	29,950	59,901	0	0
JP MORGAN CHASE BANK (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	29,950	29,950	59,901	0	0
COMERICA BANK (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	26,044	26,044	52,088	0	0
EXPORT DEVELOPMENT CANADA (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	17,372	17,372	34,743	0	0
BBVA BANCOMER (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	6,511	6,511	13,022	0	0
CREDIT LYONNAIS (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	26,045	26,043	52,088	0	0
CREDIT SUISSE FIRST BOSTON (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	26,045	26,043	52,088	0	0
HSBC BANK (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	26,045	26,043	52,088	0	0
BAYERISCHE HYPO-UND VEREINSBANK (Syndicate)	12-Jun-05	2.49	0	0	0	0	0	0	0	0	0	26,045	26,043	52,088	0	0
CITIBANK NA (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	175,797	175,797	117,198
DEUTSCHE BANK (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	91,805	91,805	61,203
JP MORGAN CHASE BANK (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	91,805	91,805	61,203
BANCOMEXT	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	117,198	117,198	78,132
COMERICA BANK (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	78,132	78,132	52,088
EXPORT DEVELOPMENT CANADA (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	52,075	52,075	34,717
TORONTO DOMINION (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	78,132	78,132	52,088
BBVA BANCOMER (Syndicate)	12-Jun-07	2.74	0	0	0	0	0	0	0	0	0	0	0	9,761	9,767	6,516
BBVA BANCOMER (Syndicate)	26-Jun-07	6.21	53,254	301,746	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO (Syndicate)	26-Jun-07	6.21	53,254	301,746	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INVEX (Syndicate)	26-Jun-07	6.21	29,999	170,001	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK MEXICO (Syndicate)	26-Jun-07	6.21	15,000	85,000	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO (Syndicate)	26-Jun-07	6.21	6,000	34,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE (Syndicate)	26-Jun-07	6.21	37,490	212,510	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	15-Sep-03	7.42	0	0	229,187	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	30-Nov-04	3.66	0	0	81,257	0	156,264	0	0	0	0	0	0	0	0	0
BANCO INBURSA	30-Nov-04	3.66	0	0	0	0	364,616	0	0	0	0	0	0	0	0	0
BANCO INBURSA	15-Aug-03	7.42	0	0	46,879	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	18-Aug-03	3.61	0	0	93,758	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	08-Sep-03	7.42	0	0	46,879	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	12-Sep-03	7.42	0	0	72,923	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	26-Nov-03	5.23	0	0	61,464	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	09-Jul-03	2.65	0	0	0	0	0	0	0	0	208,352	0	0	0	0	0
BANAMEX-CITIBANK	10-Nov-03	2.68	0	0	0	0	0	0	0	0	121,886	0	0	0	0	0
BANCO INBURSA	17-Oct-03	4.61	0	0	52,088	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	15-Aug-03	4.61	0	0	41,670	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	17-Oct-03	7.42	0	0	166,682	0	0	0	0	0	0	0	0	0	0	0
BANAMEX-CITIBANK	16-May-08	8.06	1,500	9,660	0	0	0	0	0	0	0	0	0	0	0	0
California Commerce B.	02-Aug-03	2.25	0	0	0	0	0	0	0	0	0	93,758	0	0	0	0
BANCO INBURSA	09-Jul-03	3.66	0	0	108,343	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	02-Jul-03	4.56	0	0	19,793	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	15-Aug-03	7.42	0	0	7,292	0	0	0	0	0	0	0	0	0	0	0
Varios Arrend.	31-Dec-10	8.40	0	0	0	0	0	0	0	0	6,712	8,360	3,599	6,028	6,643	23,333
BANCO SANTANDER MEXICANO	31-Jan-07	10.02	1,216	3,348	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	10.02	840	6,816	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	7.80	1,042	2,669	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX-CITIBANK	14-Aug-03	2.99	0	0	0	0	0	0	0	0	7,639	0	0	0	0	0
COMERICA BANK	20-Mar-04	2.18	0	0	0	0	0	0	0	0	5,209	5,209	0	0	0	0
COMERICA BANK	21-Dec-03	2.39	0	0	0	0	0	0	0	0	62,506	0	0	0	0	0
BANAMEX-CITIBANK	12-Sep-03	2.37	0	0	0	0	0	0	0	0	122,928	0	0	0	0	0
COMERICA BANK	30-Aug-03	7.75	0	0	0	0	0	0	0	0	52	0	0	0	0	0
COMERICA BANK	28-Feb-04	7.75	0	0	0	0	0	0	0	0	198	68	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	08-Aug-03	2.60	0	0	46,879	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	12-Sep-03	2.14	0	0	0	0	0	0	0	0	104,176	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	08-Aug-03	2.59	0	0	31,253	0	0	0	0	0	0	0	0	0	0	0
BANAMEX-CITIBANK	16-Jul-03	2.58	0	0	0	0	0	0	0	0	52,088	0	0	0	0	0
BANAMEX-CITIBANK	21-Aug-03	2.52	0	0	0	0	0	0	0	0	14,064	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	01-Dec-03	2.48	0	0	16,017	0	0	0	0	0	0	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	05-Sep-03	2.56	0	0	7,032	0	0	0	0	0	0	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	08-Aug-03	2.60	0	0	48,963	0	0	0	0	0	0	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	08-Aug-03	2.59	0	0	26,044	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	12-Sep-03	2.14	0	0	0	0	0	0	0	0	104,176	0	0	0	0	0
BANAMEX-CITIBANK	23-Aug-03	2.52	0	0	0	0	0	0	0	0	30,211	0	0	0	0	0
BANAMEX-CITIBANK	11-Sep-03	2.39	0	0	0	0	0	0	0	0	52,088	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	17-Nov-03	2.46	0	0	54,172	0	0	0	0	0	0	0	0	0	0	0
BANCO NAL. COMERCIO EXTERIOR	05-Sep-03	2.56	0	0	9,246	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			199,594	1,127,496	1,267,822	0	520,880	0	0	0	1,011,211	479,394	432,210	1,380,202	857,618	1,638,155

LISTED IN THE MEXICAN STOCK EXCHANGE	Amorti- zation Date	Rate of Interes	Denominated in Pesos		Amortization of Loans in Foreign Currency with National Entities (Thousands of $)						Amortization of Loans in Foreign Currency with Foreign Entities (Thousands of $)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
UNSECURED DEBT
UDIBONOS	10/21/2006	9.00	0	1,060,063	0	0	0	0	0	0	0	0	0	0	0	0
UDIBONOS	07/13/2007	8.20	0	1,166,621	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	2,226,684	0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS			853,346	0	0	0	0	0	0	0	1,264,052	0	0	0	0	0
OTHERS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL SUPPLIERS			853,346	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			1,300,762	0	0	0	0	0	0	0	236,618	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,353,702	3,354,181	1,267,822	0	520,880	0	0	0	1,247,829	479,394	432,210	1,380,202	857,618	1,638,155

20

Annex 6

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

	DOLLARS (1)		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME
EXPORTS	427,862	4,551,753	0	0	4,551,753
OTHER	16,446	172,789	0	0	172,789
TOTAL	444,308	4,724,542	0	0	4,724,542
2. EXPENDITURE
IMPORT (RAW MATERIALS)	203,591	2,170,991	0	0	2,170,991
INVESTMENTS	8,941	95,842	0	0	95,842
OTHER	36,731	390,935	0	0	390,935
TOTAL	249,263	2,657,768	0	0	2,657,768
NET BALANCE	195,045	2,066,774			2,066,774
FOREIGN MONETARY POSITION
TOTAL ASSETS	290,644	3,027,813	0	0	3,027,813
LIABILITIES POSITION	872,385	9,088,163	0	0	9,088,163
SHORT TERM LIABILITIES POSITION	408,837	4,259,100	0	0	4,259,100
LONG TERM LIABILITIES POSITION	463,548	4,829,063	0	0	4,829,063
NET BALANCE	-581,741	-6,060,350	0	0	-6,060,350

Annex 7

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	7,547,767	17,932,309	-10,384,542	0.4	41,538
FEBRUARY	7,353,633	18,695,312	-11,341,679	0.28	31,757
MARCH	6,550,172	17,713,494	-11,163,322	0.63	70,329
APRIL	7,050,003	17,712,066	-10,662,063	0.17	18,126
MAY	6,566,551	17,214,802	-10,648,251	-0.32	-34,074
JUNE	6,347,401	16,913,474	-10,566,073	0.08	8,453
ACTUALIZATION	0	0	0	0	-19,652
CAPITALIZATION	0	0	0	0	0
FOREIGN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					116,476

STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2003

Bonds and Medium Term Notes Listing in Stock Market (1)

Annex 8

Financial Limitations Based on Issuances or Instruments

-1 Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

-2 Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

-3 Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 4.15 times.

Current Status of Financial Limitations

(1) Interest Coverage.	3.02

(2) Capitalization.	0.49

(3) Leverage Ratio.	4.90

MEXICAN STOCK EXCHANGE

SIFIC / ICS

			QUARTER: 2		YEAR: 2003

	PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

	ANNEX 9				CONSOLIDATED

PLANT OR CENTER		ECONOMIC ACTIVITY		PLANT CAPACITY (1)	UTILIZATION %
EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES		320		63%
PISTONES MORESA, S.A. DE C.V.	PISTONS (PIECES)		11,800		26%
MORESTANA, S.A. DE C.V.	TAPPETS (PIECES)		15,960		80%
PISTONES MORESA, S.A. DE C.V.	PISTON PINS (PIECES)		23,500		47%
ENGRANES CONICOS, S.A. DE C.V.	GEARS (SETS)		850		76%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.	PICK-UP BOXES (PIECES)		330		30%
VELCON, S.A. DE C.V.	CONSTANT VELOCITY JOINTS (PIECES)		2,939		77%
TRANSMISIONES TSP, S.A DE C.V.	TRANSMISSIONS (TRANS.)		71		27%
TREMEC, S.A. DE C.V.	TRANSMISSIONS (TRANS.)		400		67%
CARDANES, S.A. DE C.V.	PROPELLER SHAFTS (PIECES)		742		60%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.	ALUMINUM WHEELS (PIECES)		650		47%
HAYES WHEELS ACERO, S.A. DE C.V.	STEEL WHEELS (PIECES)		6,100		40%
AUTOMETALES, S.A. DE .CV.	IRON FOUNDRY (TONS.)		20		77%
TF VICTOR, S.A. DE C.V.	GASKETS, SEALS, MOTOR PARTS (PIECES)		20,000		47%
FORJAS SPICER, S.A. DE C.V.	PRECISION FORGES (TONS.)		54		32%
COATZACOALCOS, VER.	POLYSTYRENE (TONS)		75,000		93%
XICOHTZINGO,TLAX.	POLYSTYRENE (TONS)		65,000		60%
ALTAMIRA, TAMPS. (Dynasol)	SYNTHETIC RUBBER (TONS)		85,500		90%
ALTAMIRA, TAMPS. (INSA)	SYNTHETIC RUBBER (TONS)		96,000		87%
ALTAMIRA, TAMPS. (PARATEC)	SYNTHETIC RUBBER (TONS)		24,000		75%
COATZACOALCOS, VER.	PHOSPHATE (TONS)		100,000		100%
TULTITLAN, EDO. MEX.	PHOSPHATE (TONS)		85,000		67%
LECHERIA, EDO. MEX.	PHOSPHATE (TONS)		40,000		20%
ALTAMIRA, TAMPS.	CARBON BLACK (TONS)		120,000		100%
COSOLEACAQUE, VER.	METHYL METHACRYLATE (TONS)		24,000		96%
OCOYOACAC, EDO. MEX.	ACRYLC SHEET (TONS)		7,855		100%
SAN LUIS POTOSI. S.L.P.	ACRYLC SHEET (TONS)		4,806		94%
SALAMANCA, GTO.	WATERPROOFING SEALANTS AND ADHESIVES (TONS)		105,936		46%
LERMA, EDO. MEX.	ADHESIVES (TONS)		4,204		59%
LERMA, EDO. MEX.	MELAMINE LAMINATES (MLLS MM2)		5		65%
ZITACUARO, MICH.	PARTICLE BOARD (MLLS M3)		164		87%
LECHERIA, EDO. MEX.	ORTHOPHOSPHATE (TONS)		120,000		39%

OBSERVATIONS:

MEXICAN STOCK EXCHANGE

SIFIC / ICS

			QUARTER: 2		YEAR: 2003
	PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS ANNEX 9
PLANT OR CENTER		ECONOMIC ACTIVITY		PLANT CAPACITY (1)	UTILIZATION %
MERIDA	MILL (ton/month)		27,600		100%
IRAPUATO	MILL (ton/month)		20,000		20%
PENINSULA	HOG (thousands)		35		100%
MÉRIDA	SLAUGHTER HOUSE		222		100%
CANCUN	SLAUGHTER HOUSE		27		80%
PENJAMO	SLAUGHTER HOUSE		111		80%
IRAPUATO	SLAUGHTER HOUSE		240		0%
MOCHIS (SANTA ROSA)	FRESH TOMATO PROCESSING (THOUSAND OF POUNDS IN 100 DAYS)		3,000		8.1%
	TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)		6.19		83.9%
	TOMATO PASTE (THOUSAND OF POUNDS IN 100 DAYS)		44,500		0%
	DEHYDRATED PRODUCTS ( THOUSAND OF POUNDS/YEAR IN 100 DAYS OF SEASON?)		384		0%
MOCHIS (LA CORONA)	CANNED VEGETABLES (THOUSAND OF POUNDS)		72,567		37.9%
	CANNED VEGETABLES (MILLIONS OF CASES)		6.66		37.9%
MAZATLAN	TUNA (thousands boxes)		2,500		44.0%
OAXACA	COFFEE (ton/month in turn)		212		50.0%
ROSEMEAD, CALIFORNIA	SALSA & CANNED VEGETABLES (thousands lb)		166,226		37%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

QUARTER: 2 YEAR: 2003

		MAIN RAW MATERIALS ANNEX 10			CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
LAMINATE	HYLSA, S. A. DE C.V.	STEEL	MC STEEL	NO
STEEL	INDUSTRIAS CH, S. A.	STEEL	MITSUBISHI	YES
ALUMINUM	NACOBRE	LAMINATE	NISHO OWAI	NO
COLOR PAINTS	P.P.G. INDUSTRIAS DE MEXICO, S. A. DE C.V.	STEEL	TOTH INDUSTRIES	NO
LAMINATE	AHMSA	AUTOMOTIVE PARTS	DANA CO.	NO
COLOR PAINTS	DUPONT DE MEXICO	FORGE	GSB FORJA	NO
RODAMIENTOS	KOYO DE MEXICO	LAMINATE	DAEWOO CORP.	NO
RODAMIENTOS	TIMKEM	ALUMINUM	REYNOLDS METAL	YES
LAMINATE	GENERAL MOTORS	RODAMIENTOS	THE TIMKEN CO.	NO
		FORGE	THYSSEN PRECISION FORGE	NO
STYRENE	PEMEX	STYRENE	STERLING, MITSUI
BUTADIEN		BUTADIEN	SHELL, POLIMERI EUROPA, BP CHEMICAL, EQUISTAR, SABIC, REPSOL QUIMICA
METHANOL	PEMEX	METHANOL	CELANESE, PETROCEL
TOLUEN	PEMEX
NATURAL GAS	PEMEX
PHOSPHORIC ACID MERCANTILE	RHODIA MEXICANA
PHOSPHORIC ACID (TECHNICAL)	RHODIA MEXICANA
		ACETOCYANOHIDRINE	BP CHEMICAL
FRESH JALAPEÑO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
TETRABRIK CONTAINER	TETRAPAK
METALLIC CAN	GRUPO ZAPATA
METALLIC CAN	ZAPATA ENVASES
CORN OIL	ARANCIA CORN PRODUCTS
SHIPPING CARTON	CELULOSA Y CORRUGADOS
SHIPPING CARTON	EMPAQUE DE CARTON TITAN
		TOMATO PASTE	MORNING STAR	OK
		REYNOLD´S ITEMS	REYNOLDS
VARIOUS
METALLIC CAN	ENVASES DE SINALOA
DIESEL	PEMEX
		VEGETABLES	RIO FARMS
		VEGETABLES	WOOLF ENTERPRISES
		PACKAGING MATERIAL—GLASS	OWENS BROCKWAY
		PACKAGING MATERIAL—CANS	PECHINEY PLASTIC
HOG GENETIC	PIC
		GRAIN	CARGILL	OK

Annex 11

SALES DISTRIBUTION BY PRODUCT

DOMESTIC SALES

MAIN PRODUCTS	Total Production		SALES		MARKET SHARES (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
AUTOPARTS SECTOR				1,269,176
CHEMICAL SECTOR				2,421,739
FOOD SECTOR				1,244,078
REAL ESTATE SECTOR				1,357,078
COMPANIES OF OTHER SERVICES				17,071

TOTAL				6,309,142

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

MAIN PRODUCTS	Total Production		SALES		MARKET SHARES (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
AUTOPARTS SECTOR				2,519,655
CHEMICAL SECTOR				1,487,148
FOOD SECTOR				554,789

TOTAL				4,561,592

STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2003

Annex 12

SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFE BALANCE TO DECEMBER 31st Of: 2002	4,226,604
Number of shares Outstanding at the Date of the NFEA:	1,369,079,376
(Units)
☐ Are figures fiscally audited?

Dividends paid out in the period that comes from the NFEA

Quarter	Series	Number of shares Outstanding	Date of Settlement	Amount
1	A	587,479,900	31-01-03	42,592
2	A	587,479,900	09-04-03	42,592
1	B	506,257,866	31-01-03	36,704
2	B	506,257,866	09-04-03	36,704
1	C	275,341,610	31-01-03	19,962
2	C	275,341,610	09-04-03	19,962

Determination of the NFEA of the present year

NFE FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER’S PROP.	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTIBLES	0
NFE OF PERIOD:	0

Balance of the NFEA at the end of the period

NFE BALANCE TO DECEMBER 31st Of: 2002	4,107,378
Number of shares Outstanding at the Date of the NFEA:	1,369,079,376

Modification by complementary

NFE BALANCE TO DECEMBER 31st Of: 2002	0
Number of shares Outstanding at the Date of the NFEA:	0
Units

STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2003

Annex 12-A

SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st Of: 2002		0
Number of shares Outstanding at the Date of the NFEAR:		0
(Units)
☐ Are figures fiscally audited?	☐ Are the figures fiscally consolidated?

Dividends paid out in the period that comes from the NFEAR

Quarter	Series	Number of shares Outstanding	Date of Settlement	Amount

Determination of the NFEAR of the present year

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

Fiscal Earnings
+ Deducted Worker’s profit share	0
- Determined income tax	0
- Non-Deductibles	0

- (+) Earnings (loss) from foreign of profit:
Determined RFE of the fiscal year	0
- Income Tax (Deferred ISR)	0
* Factor to Determine the NFEAR:	0
NFER From the period	0

Balance of the NFEAR at the end of the period

NFEAR BALANCE TO 31 OF DECEMBER OF 2002	0
Number of Shares Outstanding at the Date of the NFEAR:	0
Units

Modification by complementary

NFEAR BALANCE TO 31 OF DECEMBER OF 2002	0
Number of Shares Outstanding at the Date of the NFEAR:	0
Units

STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2003

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

Series	Nominal Value	Valid Coupon	Number of Shares				Capital Stock (Thousands of Pesos)
			Portion	Portion	Mexican	Subscription	Fixed	Variable
A	0.01300	19	5,874,799,000		587,479,900		7,637
B	0.01300	19		506,257,866	506,257,866			6,581
C	0.01300	19		275,341,610		275,341,610		3,580
Total			5,874,799,000	781,599,476	1,093,737,766	275,341,610	7,637	10,161

TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES:

1,369,079,376

SHARES PROPORTION BY:

CPO’S:

UNITS:

ADRS’s:

GDRS’s:

ADS’s:

GDS’s:

Repurchased own shares
Market value of the share
Series	Number of Shares	At repurchase	At Quarter

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: DESC

DESC, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE:

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO THE 30th OF JUNE OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES). THE ACCOUNTING PRINCIPLES AND NORMS USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES FOR THE PREVIOUS YEAR.

QUARTER: 2 YEAR: 2003

LIC. ARTURO D’ACOSTA RUIZ	LIC. SALVADOR S. ICAZBALCETA OCAMPO
CHIEF FINANCIAL OFFICER MEXICO, D.F., AT July 24, 2003	DIRECTOR OF CONTROL